Mail Stop 3010

May 28, 2010

Via U.S. Mail

Lawrence E. Schreiber
Chief Executive Officer and Chief Financial Officer
Corporate Security Consultants, Inc.
3450 N. Hualapai Way, #2195
Las Vegas, NV  89129

       **Re:**    **Corporate Security Consultants, Inc.**
                **Item 4.01 Form 8-K**
                **Filed March 17, 2010**
                **Item 4.01 Form 8-K**
                **Filed May 21, 2010**
                **Item 4.01 Form 8-K/A**
                **Filed May 27, 2010**
                **File No. 333-155553**

Dear Mr. Schreiber:

      We have completed our review of the above referenced filings and have no further comments at this time.

                Sincerely,

                Mark Rakip
                Staff Accountant